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GS CleanTech Corporation
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Attachment #1
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Beneficial Conversion Feature on Preferred Stock
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                          A            B        C = A / D       D            =(B-C)*D               Preferred Dividends
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                      Investment  Market Price  Conversion   Convertible Intrinsic Value
                                                  Price        Shares       of BCF         2004        2005        Q1 2006
------------------------------------------------------------------------------------------------------------------------------------
Series B              $ 5,898,500   $ 0.470     $ 0.249     23,649,800    $ 5,216,906   $2,608,453  $2,608,453       --
------------------------------------------------------------------------------------------------------------------------------------
Series B Incremental      n/a       $ 0.033     $ 0.033  a. 37,660,125    $ 1,242,784       --           --        $681,594 b.
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Series C              $ 1,038,630   $ 0.050     $ 0.013     78,393,633    $ 2,881,052       --      $1,038,630 c.    --
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
                                                                            Total       $2,608,453  $3,647,083     $ 681,594
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a.   Since this is an  incremental  beneficial  conversion,  the market price is used at the date of  conversion  and the  convertible  shares  used are the amount of excess shares over the initial conversion ratio.
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b.   Limited to investment  in Series B not  previously  recognized  ($5,898,500 minus $5,216,906 in 2004 and 2005).
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c.   Limited to investment  in Series C totaling  $1,038,630  ($1,500,000  minus
     $386,370 allocated to value of options).
------------------------------------------------------------------------------------------------------------------------------------

GS CleanTech Corporation
Derivative Calculations
Attachment #2

------------------------------------------------------------------------------------------------------------------------------------
                         12/31/05           6/30/06                                    2Q2006
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                                                                       Derivative        Misc Income      Interest       Accumulated
                                                                       Liability         Derivatives      Expense        Accretion
                                                                       -------------------------------------------------------------
Cornell 2.1
  Issue Date            4/21/2006
  Term                       1.00                    0.81              --                  --               --             --
   Conversions               --                 90,900.00              --                  --               --             --
   Face              2,193,046.91            2,102,146.91              --                  --               --             --
   Market Price             0.250                   0.090
   Conversion Price         0.027                   0.063              --                  --               --             --
   RFR                       5.01                    5.15              --                  --               --             --
   Volatility             150.00%                  150.00%             --                  --               --             --
   Derivative %           841.05%                   83.02%      (18,444,715.43)     16,251,668.43           --        2,193,046.91


   Derivative $     18,444,715.34            1,745,118.28
   Gain/Loss       (16,251,668.43)          16,699,597.06        16,699,597.06     (16,699,597.06)          --             --

   Note $                    --                214,226.12              --                  --               --             --

   Discount         2,193,046.91             1,978,820.79              --                  --               --             --
   Accretion/
     Interest         214,226.12               214,226.12              --                  --         214,226.12      (214,226.12)


---------------------------------------------------------      ---------------------------------------------------------------------
Cornell 4.4
  Issue Date            4/13/2006
---------------------------------------------------------      ---------------------------------------------------------------------
  Term                      3.00                     2.79              --                  --               --              --
   Conversions              --                          0              --                  --               --              --
   Face                4,400,000                4,400,000              --                  --               --              --
   Market Price            0.130                    0.090              --                  --               --              --
   Conversion Price        0.035                    0.080              --                  --               --              --
   RFR                      5.05                     5.15              --                  --               --              --
   Volatility            150.00%                  150.00%              --                  --               --              --
   Derivative %          339.96%                   90.68%              --                  --               --              --

                                                               (14,958,108.00)     10,558,108.00            --       4,400,000.00

   Derivative $    14,958,108.00             3,989,920.00              --                  --               --              --
    Gain/Loss     (10,558,108.00)           10,968,188.00       10,968,188.00     -10,968,188.00            --              --

   Note $                  --                  366,666.67              --                  --               --              --
    Discount         4,400,000.00            4,033,333.33              --                  --               --              --
    Accretion
     /Interest         366,666.67              366,666.67              --                  --        366,666.67       (366,666.67)
---------------------------------------------------------
                                                               ---------------------------------------------------------------------

                                                               (4,188,607.21)      (2,404,439.79)    1,672,012.80     4,921,034.11
                                                             =================== ================= ================ ===============